UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G

               Under the Securities and Exchange Act of 1934
                             (Amendment No. 2)

                        BATTLE MOUNTAIN CANADA LTD.
                        ---------------------------
                              (Name of Issuer)

                            EXCHANGEABLE SHARES
                            -------------------
                       (Title of Class of Securities)

                                 071900104
                                 ---------
                               (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        [X]    Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  071900104


1   NAME OF REPORTING PERSON S.S. or I.R.S.
    IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Noranda Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario, Canada

  NUMBER OF      5  SOLE VOTING POWER

   SHARES                65,241,526

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH              65,241,526

                 8  SHARED DISPOSITIVE POWER

                         0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          65,241,526

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*

          None

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Approximately 66%

12  TYPE OF REPORTING PERSON*

          CO

CUSIP No.  071900104


1   NAME OF REPORTING PERSON S.S. or I.R.S.
    IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          EdperBrascan Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario, Canada

  NUMBER OF      5  SOLE VOTING POWER

   SHARES                0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH              0

                 8  SHARED DISPOSITIVE POWER

                         0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          65,241,526 shares indirectly through its interest in its affiliate, Noranda Inc.

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*

          None

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Approximately 66%

12  TYPE OF REPORTING PERSON*

          CO

CUSIP No.  071900104


1   NAME OF REPORTING PERSON S.S. or I.R.S.
    IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          EdperPartners Limited

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario, Canada

  NUMBER OF      5  SOLE VOTING POWER

   SHARES                0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH              0

                 8  SHARED DISPOSITIVE POWER

                         0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          65,241,526 indirectly through its interest in its affiliate, Noranda Inc.

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*

          None

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Approximately 66%

12  TYPE OF REPORTING PERSON*

          CO

This Amendment No. 2 to the Schedule 13G, originally filed on February 14, 1997 (the "Original Schedule 13G") and relating to the Exchangeable Shares of Battle Mountain Canada Ltd., a corporation organized under the laws of the Province of Ontario, Canada ("BM Canada"), is being filed by the reporting persons named in the amended Item 2(a) below to reflect principally (1) the merger of Kerr Addison Mines Limited ("Kerr Addison") into Noranda Inc. ("Noranda") and the winding up of Brenda Mines Ltd., and
(2) the exchange in January 2000 by Noranda of 1,000 Exchangeable Shares of BM Canada for 1,000 shares of common stock, par value $0.10, of Battle Mountain Gold Company ("BMG"). Except as described herein, the information contained in the Original Schedule 13G, as heretofore amended, is unchanged.

ITEM 2(A).     NAME OF PERSONS FILING

     Item 2(a) of the Original Schedule 13G is hereby amended and restated in its entirety as follows:

          Noranda Inc. ("Noranda"), EdperBrascan Corporation
          ("EdperBrascan") and EdperPartners Limited
          ("EdperPartners") (collectively, the "Filing Persons").

     Noranda owns 1,000 shares of Common Stock of BMG and 65,241,526 Exchangeable Shares of BM Canada. The Exchangeable Shares represent beneficial ownership of the same number of shares of Common Stock of BMG. Together, these shares represent approximately 28.4% of the shares of Common Stock of BMG if all Exchangeable Shares outstanding were exchanged for shares of Common Stock of BMG or were treated as a single class with the Common Stock of BMG outstanding (based on 130,936,704 shares of BMG Common Stock outstanding as of October 31, 1999, as reported by BMG). EdperBrascan and associated companies own approximately 40% of the outstanding common shares of Noranda. EdperPartners holds a 100% interest in the Class B Limited Voting Shares, and an approximate 10% interest in the Class A Limited Voting Shares, of EdperBrascan.

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

     Item 2(b) of the Original Schedule 13G is hereby amended and restated in its entirety as follows:

               Noranda Inc.
               Suite 4400, BCE Place
               181 Bay Street
               Toronto, Ontario, M5J 2T3

               EdperBrascan Corporation
               Suite 4400, BCE Place
               181 Bay Street
               Toronto, Ontario, M5J 2T3

               EdperPartners Limited
               Suite 4400, BCE Place
               181 Bay Street
               Toronto, Ontario, M5J 2T3

ITEM 2(C).     CITIZENSHIP

     Item 2(c) of the Original Schedule 13G is hereby amended and restated in its entirety as follows:

          Noranda is a corporation incorporated under the laws of the Province of Ontario, Canada.

          EdperBrascan is a corporation amalgamated under the laws of the Province of Ontario, Canada.

          EdperPartners is a corporation incorporated under the laws of the Province of Ontario, Canada.


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13-D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     Not applicable.

ITEM 4.        OWNERSHIP

     Item 4 of the Original Schedule 13G is hereby amended and restated in its entirety as follows:

     (a), (b) and (c). Noranda has the sole power to direct the vote and sole power to direct the disposition of all of the 65,241,526 Exchangeable Shares of BM Canada beneficially owned by it which represent approximately 66% of the outstanding Exchangeable Shares, based on 98,929,120 Exchangeable Shares outstanding at October 31, 1999, as reported by BMG. The other Filing Persons have the indirect power to direct the vote and to direct the disposition of those 65,241,526 Exchangeable Shares (and the Common Stock of BMG into which they are exchangeable) through their respective direct and/or indirect interests in Noranda. See Item 2(a) for a description of such interests.


EXHIBIT LIST

Exhibit A:     Joint Filing Agreement

                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 February 10, 2000
                                 NORANDA INC.


                                 By:    /s/ Kevin N. Thompson
                                      --------------------------------
                                       Name:  Kevin N. Thompson
                                       Title: Vice-President, Secretary
                                              and General Counsel

                                 EDPERBRASCAN CORPORATION


                                 By:   /s/ Blake Lyon
                                      --------------------------------
                                       Name:  Blake Lyon
                                       Title: Vice-President, Finance

                                 EDPERPARTNERS LIMITED


                                 By:   /s/ R. J. Harding
                                      --------------------------------
                                       Name:  R. J. Harding
                                       Title: Director